PRESEND LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2022

TABLE OF CONTENTS

	Page No.
INDEPENDENT ACCOUNTANT'S AUDIT REPORT	1 - 3
FINANCIAL STATEMENTS	
Balance Sheet	4
Statement of Changes in Owner's Equity	5
Income Statement	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 11

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
PreSend LLC
Indialantic, FL 32903

Opinion

I have audited the accompanying financial statements of PreSend LLC (a Limited Liability Company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, owner's equity and cash flows for the years then ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PreSend LLC. as of December 31, 202, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

I conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. I am required to be independent of PreSend LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about PreSend LLC's ability to continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor's Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of PreSend LLC's internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about PreSend LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Ernest L. Tomkiewicz CPA

Ernest L Tomkiewicz CPA PLLC

Concord, NH

May 21, 2023

PRESEND LLC
Balance Sheet
As of December 31, 2022

		2022
ASSETS		
Current assets		
Cash	$	-
Total Current Assets	$	**-**
Non-current Assets		
Intangible Assets		
Digital Currency	$	1,278,968
Total Non-current Assets	$	**1,278,968**
TOTAL ASSETS	**$**	**1,278,968**
LIABILITIES		
Current Liabilities		
Credit Card	$	2,293
Total Current Liabilities	$	**2,293**
Non-current Liabilities		
Advances from Clients	$	2,368,873
Total Non-current Liabilities	$	**2,368,873**
TOTAL LIABILITIES	$	**2,371,166**
OWNER'S EQUITY		
Member Equity	$	-
Accumulated Deficit		(1,092,198)
TOTAL EQUITY	$	**(1,092,198)**
TOTAL LIABILITIES AND OWNER'S EQUITY	**$**	**1,278,968**

See accompanying notes and independent accountant's audit report

PRESEND LLC
Statement of Changes in Owner's Equity
Year Ended December 31, 2022

		2022
OWNER'S EQUITY - BEGINNING		
Owner's Equity	$	-
Add:		
Net Income (Loss)		(1,092,198)
Advances From Clients		
TOTAL	$	(1,092,198)
OWNER'S EQUITY - ENDING	$	(1,092,198)

PRESEND LLC
Income Statement
For the Year Ended December 31, 2022

		2022
Revenue	$	-
Total Revenue	$	-
Expenses		
Accounting	$	7,000
Bonuses and Commissions		816,898
Development Costs		49,001
Marketing		109,748
Miscellaneous		929
Office		8,183
Professional Fees		77,349
Software		1,280
Sponsorships		17,600
Travel		3,392
Total Expenses		1,091,380
Gain/(Loss) on Digital Assets		(818)
NET INCOME	$	(1,092,198)

PRESEND LLC
Statement of Cash Flows
Year Ended December 31, 2022

		2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(1,092,198)
Increase in net assets		
(Increase) decrease from operating assets		-
Increase (decrease) from operating liabilities		
Credit Cards		2,293
Advances from Customers		2,368,873
Net cash provided by operating activities	$	1,278,968
CASH FLOWS FROM INVESTING ACTIVITIES		
Investments	$	(1,278,968)
Net cash provided by investing activities	$	(1,278,968)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member Equity	$	
Net cash used in financing activities	$	-
NET INCREASE (DECREASE) IN CASH	$	-
CASH AND CASH EQUIVALENTS, beginning of year	$	-
CASH AND CASH EQUIVALENTS, end of year	$	-

		2022
Interest paid	$	-
Taxes paid	$	-

PRESEND LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2022

NOTE A – THE ORGANIZATION

Nature of operations

PRESEND LLC. "(the Limited Liability Company)", was incorporated on 8th August 2022. It's a software development company that specializes in wallet transaction security software for blockchain networks. The company's software is designed to prevent accidental loss of funds due to cross-chain transactions. Pesend.io charges a minimal fee for its services and launched its product on March 31, 2023.

Revenue

The company's primary source of revenue is the fees it charges for its services.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts. There are no cash equivalents as of December 31, 2022. The Company's cash balance is $0 at December 31, 2022.

Risk and Uncertainty

The company is intending to seek additional equity capital post revenue either through an offering under SEC regulations D or crowdfunding. However, as circumstances change and further funding is required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like many businesses, the company faces challenges that are related to early-stage enterprises and securing capital. As well, the Company's limited operating history, is a factor. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's operations and financial condition.

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs). As of December 31, 2022, there are no deferred costs being held.

Funding

Presend.io raised funds through the sale of NFTs (non-fungible tokens). The NFTs were sold at different price points - 1,000 BUSD for the 1,300 PII NFTs and 250 BUSD for the 7,500 PRI NFTs. The revenue generated from the sale of these NFTs would be recognized as per the revenue recognition principles under US GAAP, specifically ASC 606. The revenue would be recognized when the performance obligations are met, which in this case would be when the NFTs are transferred to the customers. The revenue recognized would be reported on the income statement of Presend.io's financial statements for the period in which the NFTs were sold.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from product sales is recognized as delivered to end customers. For amounts received where products have not yet been delivered, the Company records a deferred revenue liability. As of December 31, 2022, the Company has $0 in deferred revenue.

Taxes

Income

The Company files tax returns as an LLC. As of December 31, 2022. There are no outstanding balances owed to the Internal Revenue Service. As the Company has recently been formed, no material tax provision exists as of the balance sheet date. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.

As of December 31, 2022, the unrecognized tax benefits accrual is zero. There is not a deferred tax asset or liability account as it is not more probable than not that any benefits will be usable in future periods. The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Sales

Prior to the company monetizing is operations, management will assess sales tax collection and reporting based on sales platform requirements and other factors. Currently there are no provisions for state or foreign taxes on sales and use. The Company assesses potential tax liability as a part of routine financial planning.

Leases

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising costs for 2022 are $109,748.

Capitalization Policy

Assets over $500 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, furniture, and fixtures 3 years.

Intangible Assets

The Company records intangible assets at the cost of acquisition or development. Costs incurred to defend or establish the legal status of intangible assets are also capitalized to the cost of the asset. Certain intangible assets are amortized, rather than depreciated, over their legal life. Assets without a specified legal life are not amortized but tested for impairment on a regular basis. The Company reviews the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be

recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

NOTE C – INTANGIBLE ASSETS

The Company is carrying is carrying digital currency in various accounts. As of December 31, 2022, the value in these assets is $1,278,968.

NOTE D – ADVANCES FROM CLIENTS

PRESEND LLC recognizes advances from customers as liabilities until the related services are provided, and revenue is recognized. The liability is then offset against the revenue recognized when the services are provided. Presend.io discloses the balances of advances from customers in its financial statements.

PRESEND LLC has raised $2,368,873 from a customer in lieu of services using a smart contract on BNB. This was recorded as a liability on the balance sheet until the services are provided, at which point it will be recognized as revenue. Presend.io should follow the guidance of ASC 606 on revenue recognition.

NOTE E – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2022. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE F - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through May 21, 2023, the date that the financial statements were available to be issued.